UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

04009993

March 1, 2004

James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/1/2004

Re: Exxon Mobil Corporation
Incoming letter dated January 19, 2004

Dear Mr. Parsons:

This is in response to your letters dated January 19, 2004 and February 6, 2004 concerning the shareholder proposal submitted to ExxonMobil by Jennifer Ladd, Michael Bleiwess, Gwendolyn Cleo Whitehead Brewer, Melissa Kohner, Carol Master, and Robert B. Stanfield. We also have received a letter submitted on the proponents' behalf dated February 2, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Scott Klinger
Co-Director
Responsible Wealth
37 Temple Place
2nd Floor
Boston, MA 02111

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

January 19, 2004

VIA Network Courier
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Equity Compensation Report

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between Ms. Jennifer Ladd and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. Exhibit 1 also includes copies of correspondence between "co-sponsors" of the proposal and ExxonMobil. We intend to omit the proposal from our proxy material for the meeting for the reasons explained below. To the extent this letter raises legal issues, it is my opinion as counsel for ExxonMobil.

The proposal requests a report documenting the distribution of 2003 equity compensation by race and gender of the recipient. The report is also to discuss recent trends in equity compensation distribution to women and employees of color.[1]

Proposal relates to ordinary business.

The proposal is not limited to ExxonMobil's senior executives, but requests information on all recipients of equity compensation. ExxonMobil currently has only 17 executive officers. We did not grant stock options in 2003 but did grant restricted stock or restricted stock units to over 5,000 employees. This number necessarily includes large numbers of mid-level managerial, professional, and technical employees. Thus, the proposal may be omitted under Rule 14a-8(i)(7) as relating to general employment matters. See Comshare, Incorporated (available September 5, 2001), in which the staff concurred that a proposal requesting additional disclosure of the company's "strategy for awarding stock options to top executives and directors" related to ordinary business operations. Like the current proposal, the proposal in Comshare was not

[1] The title of the proposal also uses the term "glass ceiling," but the term is not used in the proposal itself or supporting statement.

limited to the company's executive officers. See also Sempra Energy (available January 30, 2001) (proposal to place limitations on issuance of stock options and other equity awards related to ordinary business operations (i.e., general compensation matters)).

Proposal is vague and indefinite.

The proposal and supporting statement reflect a U.S.-centered perspective which cannot be intelligibly applied in the context of ExxonMobil's multi-national operations. As noted above, in 2003 we made equity awards to over 5,000 employees. These employees are located in over 80 countries, representing every continent except Antarctica. While grouping employees by race in accordance with EEO-1 definitions might be possible for U.S.-based employees, nearly half of the recipients of ExxonMobil incentive awards in 2003 were not in the U.S. It is unclear how U.S. EEO categories -- much less undefined terms such as "employees of color" and "glass ceiling" -- should be applied in countries like Angola, Azerbaijan, Argentina, Brazil, Equatorial Guinea, India, Indonesia, Japan, Malaysia, Nigeria, Qatar, Thailand, Venezuela, Zimbabwe, or in dozens of other countries where U.S. concepts of national ancestry or skin tone are not relevant. To illustrate the difficulty: should the report characterize every African in Africa, every South American in South America, and every Asian in Asia as a "person of color?" Or should the report define different categories of award recipients (based on religion, tribal affiliation, or caste for example) depending on the factors most relevant in a particular location in terms of majority/minority relations and equal opportunity issues? The proposal gives no guidance on these points, and without such guidance it is impossible to know what information the requested report should contain.

In short, the proposal is so vague and indefinite that shareholders would not understand what they are being asked to consider and the company would be unable to determine what action should be taken. Therefore, the proposal conflicts with Rule 14a-9 and may be omitted from our proxy material under Rule 14a-8(i)(3). See Johnson & Johnson (available February 7, 2003). The shareholder proposal requested a report regarding the company's progress concerning "the Glass Ceiling Commission's business recommendations," including an explanation of how executive compensation packages and performance evaluations include efforts to break the glass ceiling and disclosure of the company's top one hundred or one percent of company wage earners broken down by gender and race. The staff concurred that the proposal could be omitted under Rule 14a-8(i)(3) on the basis that the proposal was vague and indefinite. See also Schering-Plough Corporation (available February 27, 2002) (proposal calling on company to endorse the "Pro Vita Principles" excludable under rule 14a-8(i)(3) where proposal fails adequately to explain the actions that would be required by the company).

Proposal goes beyond company's legal power to implement.

In many countries, including member countries of the European Union [2] and a number of countries in South America, local data privacy laws prohibit the transfer of personal information

[2] Directive 95/46/EC article 26 of the European Parliament as implemented in member countries by legislation (such as the Data Protection Act 1998 in the U.K.)

about employees -- including racial information -- into the United States without the employee's consent or approval of special data protection arrangements by the local government.[3] Thus, ExxonMobil's ability to prepare the report requested by the proposal would depend upon the extent to which individual employees and/or foreign governments permit transfer of the relevant data into the United States. It is therefore beyond ExxonMobil's lawful power to assure that the report could be accurately prepared and accordingly we believe the proposal may be omitted under Rules 14a-8(i)(2) and (6).

For the staff's information, a total of 18 shareholder proposals were submitted to ExxonMobil this year. Depending on the outcome of ongoing dialogue with various proponents, we expect to submit between eight and 10 no-action letter requests. We will only submit letters where we believe good grounds for omission of the proposal in its entirety exist. Accordingly, we have elected not to submit letters this year taking issue with particular false or misleading statements in the supporting statements for shareholder proposals. We will instead address those issues to the extent necessary in our proxy statement responses.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to the proponent, the proponent's representative, and each co-sponsor.

Sincerely,

James Earl Parsons

JEP/dl
Enclosures

[3] In France, for example, employee consent alone is not sufficient to waive data privacy protections.

c: w/enc

Ms. Jennifer Ladd
245 Main Street, Suite 207
Northampton, MA 01060

Mr. Scott Klinger
United for a Fair Economy
37 Temple Place
Boston, MA 02111

Mr. Michael C. Bleiwess
45 Washington Street, Unit 45
Methuen, MA 01844

Ms. Gwendolyn Cleo Whitehead Brewer
3304 West Sierra Drive
Westlake Village, CA 91362

Ms. Melissa Kohner
225 Race Street
Philadelphia, PA 19106

Ms. Carol Master
199 Coolidge Avenue, #107
Watertown, MA 02472

Mr. Robert B. Stanfield
29 Ledge Lane
Pipersville, PA 18947

RECEIVED
DEC 15 2003
P.T. MULVA

December 12, 2003

Mr. Patrick T. Mulva
Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, Texas 75039-2298

Dear Mr. Mulva:

As an Exxon Mobil shareholder, I have followed with great interest our company's workplace diversity initiatives. As a citizen I am concerned that the racial wealth gap in America continues to widen and I believe that corporate compensation practices must come under greater scrutiny to be sure they are free from bias. I would like Exxon Mobil to extend its diversity leadership by publicly disclosing the distribution of stock options and restricted stock by the race and gender of equity compensation recipients (e.g. what portion of options went to white men, white women, African-American men, African-American women and so on.)

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, of 191 shares of Exxon Mobil common stock, I am submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, the enclosed shareholder proposal. I am acting as the lead filer of this proposal, which I expect to be co-filed by others. The proposal asks the Board of Directors to prepare a report on the distribution of 2003 stock options and restricted stock by the race and gender of recipients and to provide background context by commenting on recent trends in the distribution of equity-based compensation by race and gender.

As required by Rule 14a-8 I have held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or our appointed representative will be present at the annual meeting to introduce the proposal.

Please send copies of all correspondence pertaining to this resolution to: Scott Klinger; United for a Fair Economy/Responsible Wealth; 37 Temple Place; Boston, MA 02111, who is assisting me in filing this resolution. United for a Fair Economy, the parent organization of the Responsible Wealth project, is a national non-profit organization working to address economic inequity both legislatively and through shareholder activism.

A commitment from Exxon Mobil to prepare this report would allow this resolution to be withdrawn. I believe that this proposal is in the best interest of Exxon Mobil and its shareholders.

Sincerely,

Jennifer Ladd

Encl: Shareholder resolution

cc: Scott Klinger, Responsible Wealth

SHAREHOLDER RELATIONS
DEC 15 2003
NO. OF SHARES________
DISTRIBUTION: PTM; WYW; DGH; SMD; FLR; REG; JEP; LKB.

Equity Compensation Glass Ceiling Report

WHEREAS,

Commendably, Exxon Mobil is one of hundreds of large companies to publish a diversity report, including its EEO-1 workforce diversity data, that allows shareholders and other interested parties to see the Company's progress in creating opportunities for women and people of color.

Employee discrimination suits are on the rise nationwide. These suits are costly to companies and risk damage to a company's reputation. For example, Coca-Cola settled one of the nation's largest racial discrimination suits for $192 million in 2000.

One of the frequent contentions in employee discrimination lawsuits is that employees are compensated differently on the basis of their race and gender. Historically, these cases have rested largely on the payment of salaries and bonuses, but we believe that in the future, employees will look more closely at corporate wealth distributed in the form of stock options. Stock options have allowed employees to share in tens of billions of dollars of wealth that they have collectively created.

RESOLVED,

The Board shall prepare a report documenting the distribution of 2003 equity compensation by race and gender of the recipient of the stock options and restricted stock awards. The report shall also discuss recent trends in equity compensation distribution to women and employees of color. The report, prepared at reasonable cost and omitting proprietary information, shall be available to shareholders, upon request, no later than four months after the 2004 annual meeting.

SUPPORTING STATEMENT

Stock options have generated enormous wealth over the last decade. With that wealth comes increased opportunity and security for the employees receiving stock options. We believe it is important for companies to document the race and gender composition of their workforces through EEO-1 disclosures, but we also believe it is important to know how the wealth created by the company is being shared with those who helped create it. We are proud of the accomplishments of Exxon Mobil in moving women and people of color into positions of greater responsibility and leadership. In requesting this report, we wish to be sure that all of Exxon Mobil's employees receive wealth-creating opportunities that fairly reflect their role and contribution to the Company. We believe this report will help us as investors assure that there is no equity compensation glass ceiling at Exxon Mobil that might create future liabilities for the Company and its shareholders.

According to the Federal Reserve's Survey of Consumer Finance, the racial wealth gap in America continues to widen. There are many causes for this, corporate pay practices being one. The highest levels of executive pay in corporate America, and at Exxon Mobil, go almost exclusively to white men. If Exxon Mobil is to achieve its stated objective of creating a more diverse company, examining its pay practices from a variety of perspectives should be an important part of our Company's diversity commitment.

Please vote FOR this resolution.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Patrick T. Mulva
Vice President, Investor Relations
and Secretary

ExxonMobil

December 18, 2003

VIA UPS - OVERNIGHT DELIVERY

Ms. Jennifer Ladd
245 Main Street, Suite 207
Northampton, MA 01060

Dear Ms. Ladd:

This will acknowledge receipt of the proposal concerning an equity compensation glass ceiling report, which you have submitted in connection with ExxonMobil's 2004 annual meeting of shareholders.

You should note that, if your proposal is not withdrawn or excluded, you or a representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder of securities that you may own beneficially. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility. Note that a statement of eligibility must by provided by the record holder of the securities. **Your response adequately correcting these problems must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.**

We are interested in discussing this proposal with you and will contact you in the near future to begin a dialogue.

Sincerely,

c: Mr. Scott Klinger
United for a Fair Economy/Responsible Wealth

Enclosure

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SHAREHOLDER PROPOSALS

RULE 14a.8

Rule §240.14a-8. Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a *particular shareholders' meeting.*

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of Law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of Proxy Rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal Grievance; Special Interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of Power/Authority: If the company would lack the power or authority to implement the proposal;

(7) Management Functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to Election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with Company's Proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting; Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially Implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

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		Delivered to:	NORTHAMPTON, MA
		Signed by:	J LADD
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Status: Delivered
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Tracking Number: 1Z 751 05X 01 4555 548 5
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Date	Time	Location	Activity
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Dec 18, 2003	11:59 P.M.	ROCKFORD, IL, US	ARRIVAL SCAN
	9:59 P.M.	DALLAS/FT. WORTH A/P, TX, US	DEPARTURE SCAN
	8:42 P.M.	DALLAS/FT. WORTH A/P, TX, US	ARRIVAL SCAN
	8:09 P.M.	DALLAS, TX, US	DEPARTURE SCAN
	7:08 P.M.	DALLAS, TX, US	ORIGIN SCAN
	6:04 P.M.	US	BILLING INFORMATION RECEI

Tracking results provided by UPS: Dec 29, 2003 10:04 A.M. Eastern Time (USA)

] FEDEX ☐ OTHER UPS overnight DATE ______

] REGISTERED (INT'L) ☐ CERTIFIED (DOMESTIC) ☐ EXPRESS MAIL ☐ SATURDAY DELIVERY ______

'ROOF OF DELIVERY ☐ YES ☐ NO CHARGE CODE 6401

ROM (NAME/DEPARTMENT) Dr Lauman EXT. ROOM NO.

DDRESSED TO

Mr. Scott Klinger
United for a Fair Economy
37 Temple Place
Boston, MA 02111

CONTACT

ONTENTS

TTER/PACKAGE NO. RECEIVED BY (CENTRAL MAILROOM) / DATE & TIME

IAIL RECEIPT 130-209A

12/29/03

Walden Asset Management
Investing for social change since 1975

RECEIVED
JAN 09 2004
P.T. MULVA

December 19, 2003

Mr. Patrick Mulva, Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving TX 75039-2298

Dear Mr. Mulva:

I am writing on behalf of our client, Jennifer Ladd, to provide confirmation that she owns 191 shares of Exxon Mobil Corporation (Exxon Corporation prior to the merger in 1999) stock. The shares have been held in Ms. Ladd's personal investment management account at Boston Trust & Investment Management Company (formerly United States Trust Company of Boston)/Walden Asset Management since 1990.

Sincerely,

Linda A. Berkel
Vice President

cc: Jennifer Ladd

SHAREHOLDER RELATIONS
JAN 09 2004
NO. OF SHARES____________
DISTRIBUTION: PTM; WYW; DGH; SMD; FLR; REG; JEP; LKB.

A Division of Boston Trust & Investment Management Company
40 Court Street Boston, Massachusetts 02108 617.726.7250 or 800.282.8782 fax: 617.227.3664

Jennifer Ladd, Ed.D
245 Main St., #207
Northampton, MA 01060-3114
Tel: (413)585-9709, Fax: (413)585-0688, E-mail: jladd@igc.org

December 23, 2003

Mr. Patrick Mulva, Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Dear Mr. Mulva,

I am writing to let you know that I intend to continue to hold the Exxon Corporation securities in my personal investment management account at Boston Trust & Investment Management Company (formerly United States Trust Company of Boston)/Walden Asset Management, through the date of the meeting of the shareholders.

Sincerely,

Jennifer Ladd

SHAREHOLDER RELATIONS

JAN 0 2 2004

NO. OF SHARES__________
DISTRIBUTION: PTM; WYW; DGH;
SMD; FLR; REG; JEP; LKB.

MICHAEL C. BLEIWEISS MCBleiweiss@Access4Less.net
45 Washington St., Unit 45, Methuen, MA 01844 (978)689-2874

December 11, 2003

Mr. Patrick T. Mulva
Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, Texas 75039-2298

RECEIVED
P.T. MULVA

Dear Mr. Mulva:

As a citizen I am concerned that the racial wealth gap in America continues to widen and I believe that corporate compensation practices must come under greater scrutiny to be sure they are free from bias. I would like Exxon Mobil to extend its diversity leadership by publicly disclosing the distribution of stock options and restricted stock by the race and gender of equity compensation recipients (e.g., what portion of options went to white men, white women, African-American men, African-American women and so on.)

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, of 400 shares of Exxon Mobil common stock, I am submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, the enclosed shareholder proposal. I am acting as a co-filer of this resolution, for which Jennifer Ladd is the lead filer. The proposal asks the Board of Directors to prepare a report on the distribution of 2003 stock options and restricted stock by the race and gender of recipients and to provide background context by commenting on recent trends in the distribution of equity-based compensation by race and gender.

As required by Rule 14a-8 I have held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or our appointed representative will be present at the annual meeting to introduce the proposal.

Please send copies of all correspondence pertaining to this resolution to: Scott Klinger; United for a Fair Economy/Responsible Wealth; 37 Temple Place; Boston, MA 02111, who is assisting me in filing this resolution. United for a Fair Economy, the parent organization of the Responsible Wealth project, is a national non-profit organization working to address economic inequity both legislatively and through shareholder activism.

A commitment from Exxon Mobil to prepare this report would allow this resolution to be withdrawn. I believe that this proposal is in the best interest of Exxon Mobil and its shareholders.

SHAREHOLDER RELATIONS
DEC 15 2003
NO. OF SHARES__________
DISTRIBUTION: PTM; WYW; DGH; SMD; FLR; REG; JEP; LKB.

Sincerely,

Michael Bleiweiss

Michael Bleiwess

Encl: Shareholder resolution

cc: Scott Klinger, Responsible Wealth

Equity Compensation Glass Ceiling Report

WHEREAS,

Commendably, Exxon Mobil is one of hundreds of large companies to publish a diversity report, including its EEO-1 workforce diversity data, that allows shareholders and other interested parties to see the Company's progress in creating opportunities for women and people of color.

Employee discrimination suits are on the rise nationwide. These suits are costly to companies and risk damage to a company's reputation. For example, Coca-Cola settled one of the nation's largest racial discrimination suits for $192 million in 2000.

One of the frequent contentions in employee discrimination lawsuits is that employees are compensated differently on the basis of their race and gender. Historically, these cases have rested largely on the payment of salaries and bonuses, but we believe that in the future, employees will look more closely at corporate wealth distributed in the form of stock options. Stock options have allowed employees to share in tens of billions of dollars of wealth that they have collectively created.

RESOLVED,

The Board shall prepare a report documenting the distribution of 2003 equity compensation by race and gender of the recipient of the stock options and restricted stock awards. The report shall also discuss recent trends in equity compensation distribution to women and employees of color. The report, prepared at reasonable cost and omitting proprietary information, shall be available to shareholders, upon request, no later than four months after the 2004 annual meeting.

SUPPORTING STATEMENT

Stock options have generated enormous wealth over the last decade. With that wealth comes increased opportunity and security for the employees receiving stock options. We believe it is important for companies to document the race and gender composition of their workforces through EEO-1 disclosures, but we also believe it is important to know how the wealth created by the company is being shared with those who helped create it. We are proud of the accomplishments of Exxon Mobil in moving women and people of color into positions of greater responsibility and leadership. In requesting this report, we wish to be sure that all of Exxon Mobil's employees receive wealth-creating opportunities that fairly reflect their role and contribution to the Company. We believe this report will help us as investors assure that there is no equity compensation glass ceiling at Exxon Mobil that might create future liabilities for the Company and its shareholders.

According to the Federal Reserve's Survey of Consumer Finance, the racial wealth gap in America continues to widen. There are many causes for this, corporate pay practices being one. The highest levels of executive pay in corporate America, and at Exxon Mobil, go almost exclusively to white men. If Exxon Mobil is to achieve its stated objective of creating a more diverse company, examining its pay practices from a variety of perspectives should be an important part of our Company's diversity commitment.

Please vote FOR this resolution.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 18, 2003

Mr. Michael C. Bleiwess
45 Washington Street, Unit 45
Methuen, MA 01844

Dear Mr. Bleiwess:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Jennifer Ladd concerning an equity compensation glass ceiling report in connection with ExxonMobil's 2004 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that Jennifer Ladd will be the sponsor of this proposal. Attached is a copy of our letter to Jennifer Ladd acknowledging receipt of this proposal.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility. Note that a statement of eligibility must by provided by the record holder of the securities. **Your response adequately correcting these problems must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.**

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Ms. Jennifer Ladd
Mr. Scott Klinger

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Status:	Delivered
Delivered on:	Dec 24, 2003 10:55 A.M.
Location:	FRONT DOOR
Delivered to:	METHUEN, MA, US
Shipped or Billed on:	Dec 23, 2003
Tracking Number:	1Z 751 05X 01 4303 734 2
Service Type:	NEXT DAY AIR

Package Progress:

Date	Time	Location	Activity
Dec 24, 2003	10:55 A.M.	CHELMSFORD, MA, US	DELIVERY
	10:55 A.M.	CHELMSFORD, MA, US	UPS INTERNAL ACTIVITY CODI INTERNAL ACTIVITY CODE
	9:37 A.M.	CHELMSFORD, MA, US	OUT FOR DELIVERY
	8:52 A.M.	CHELMSFORD, MA, US	ARRIVAL SCAN
	8:03 A.M.	MANCHESTER, NH, US	DEPARTURE SCAN
	7:37 A.M.	MANCHESTER, NH, US	ARRIVAL SCAN
	5:45 A.M.	LOUISVILLE, KY, US	DEPARTURE SCAN
	12:57 A.M.	LOUISVILLE, KY, US	ARRIVAL SCAN
Dec 23, 2003	10:00 P.M.	DALLAS/FT. WORTH A/P, TX, US	DEPARTURE SCAN
	8:38 P.M.	DALLAS/FT. WORTH A/P, TX, US	ARRIVAL SCAN
	8:11 P.M.	DALLAS, TX, US	DEPARTURE SCAN
	6:38 P.M.	DALLAS, TX, US	ORIGIN SCAN
	6:05 P.M.	US	BILLING INFORMATION RECEI

Tracking results provided by UPS: Dec 30, 2003 9:49 A.M. Eastern Time (USA)

NOTICE: UPS authorizes you to use UPS tracking systems solely to track shipments tendered by or for you to delivery and for no other purpose. Any other use of UPS tracking systems and information is strictly prohibite

☐ FEDEX ☑ OTHER UPS OVERNIGHT DATE 12/23/03

☐ REGISTERED (INT'L) ☐ CERTIFIED (DOMESTIC) ☐ EXPRESS MAIL ☐ SATURDAY DELIVERY

PROOF OF DELIVERY ☐ YES ☐ NO CHARGE CODE 6401

FROM (NAME/DEPARTMENT) SAlly DERLACZ EXT. ROOM NO.

ADDRESSED TO

Michael C. Bleiwess
45 Washington Street, Unit 45
Methuen, MA 01844

CONTACT TELEPHONE

CONTENTS

LETTER/PACKAGE NO. RECEIVED BY (CENTRAL MAILROOM) / DATE & TIME

MAIL RECEIPT 130-209A

12/30/03

MICHAEL C. BLEIWEISS MCBleiweiss@Access4Less.net
45 Washington St., #45, Methuen, MA 01844 (978)689-2874

26 December 2003

David G. Henry
Section Head
Shareholder Services
Exxon Mobil Corp.
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Per your request regarding my participation in the shareholder resolution entitled **Equity Compensation Glass Ceiling Report**, I am enclosing a copy of the letter from my brokerage firm certifying that I have owned over $2,000 worth of shares of Exxon Mobil stock for over one (1) year in accordance with SEC requirements for filing shareholder resolutions.

Sincerely,

Michael Bleiweiss

Michael Bleiweiss

Fidelity INVESTMENTS

December 23, 2003

Mr. Michael C Bleiweiss
45 Washington Street Apartment 45
Methuen, MA 01844-2653

Dear Mr. Bleiweiss:

I am writing in regard to your request to verify the history of the 400 shares of Exxon Mobil Corporation, symbol XOM which you currently hold in your Fidelity Account.

We received 200 shares on August 24, 2000 and an additional 200 shares on November 24, 2000.

I hope this information is helpful.

Thank you for investing with Fidelity. If you have any additional questions or need further assistance, please call me, at 800-790-0851 extension 6850.

Sincerely,

George Riddell
Client Services Representative

Our File: W018885-23DEC03

SHAREHOLDER RELATIONS
JAN 0 5 2004
NO. OF SHARES________
DISTRIBUTION: PTM; WYW; DGH; SMD; FLR; REG; JEP; LKB.

RECEIVED
DEC 15 2003
P.T. MULVA

3304 West Sierra Drive
Westlake Village, CA 91362
December 11, 2003

Mr. Patrick T. Mulva
Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, Texas 75039-2298

Dear Mr. Mulva:

As an Exxon Mobil shareholder, I have followed with great interest our company's workplace diversity initiatives. As a citizen I am concerned that the racial wealth gap in America continues to widen and I believe that corporate compensation practices must come under greater scrutiny to be sure they are free from bias. I would like Exxon Mobil to extend its diversity leadership by publicly disclosing the distribution of stock options and restricted stock by the race and gender of equity compensation recipients (e.g. what portion of options went to white men, white women, African-American men, African-American women and so on.)

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, of **800** shares of Exxon Mobil common stock, I am submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, the enclosed shareholder proposal. I am acting as a co-filer of this resolution, for which Jennifer Ladd is the lead filer. The proposal asks the Board of Directors to prepare a report on the distribution of 2003 stock options and restricted stock by the race and gender of recipients and to provide background context by commenting on recent trends in the distribution of equity-based compensation by race and gender.

As required by Rule 14a-8 I have held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or our appointed representative will be present at the annual meeting to introduce the proposal.

Please send copies of all correspondence pertaining to this resolution to: Scott Klinger; United for a Fair Economy/Responsible Wealth; 37 Temple Place; Boston, MA 02111, who is assisting me in filing this resolution. United for a Fair Economy, the parent organization of the Responsible Wealth project, is a national non-profit organization working to address economic inequity both legislatively and through shareholder activism.

A commitment from Exxon Mobil to prepare this report would allow this resolution to be withdrawn. I believe that this proposal is in the best interest of Exxon Mobil and its shareholders.

Sincerely,

Gwendolyn Cleo Whitehead Brewer

Gwendolyn Cleo Whitehead Brewer, Trustee
Gwendolyn Cleo Whitehead Brewer Rev Liv Trust
DTD 2/15/93

Encl: Shareholder resolution
cc: Scott Klinger, Responsible Wealth

SHAREHOLDER RELATIONS
DEC 15 2003
NO. OF SHARES______
DISTRIBUTION: PTM; WYW; DGH;
SMD; FLR; REC; JFR; LKB

Equity Compensation Glass Ceiling Report

WHEREAS,

Commendably, Exxon Mobil is one of hundreds of large companies to publish a diversity report, including its EEO-1 workforce diversity data, that allows shareholders and other interested parties to see the Company's progress in creating opportunities for women and people of color.

Employee discrimination suits are on the rise nationwide. These suits are costly to companies and risk damage to a company's reputation. For example, Coca-Cola settled one of the nation's largest racial discrimination suits for $192 million in 2000.

One of the frequent contentions in employee discrimination lawsuits is that employees are compensated differently on the basis of their race and gender. Historically, these cases have rested largely on the payment of salaries and bonuses, but we believe that in the future, employees will look more closely at corporate wealth distributed in the form of stock options. Stock options have allowed employees to share in tens of billions of dollars of wealth that they have collectively created.

RESOLVED,

The Board shall prepare a report documenting the distribution of 2003 equity compensation by race and gender of the recipient of the stock options and restricted stock awards. The report shall also discuss recent trends in equity compensation distribution to women and employees of color. The report, prepared at reasonable cost and omitting proprietary information, shall be available to shareholders, upon request, no later than four months after the 2004 annual meeting.

SUPPORTING STATEMENT

Stock options have generated enormous wealth over the last decade. With that wealth comes increased opportunity and security for the employees receiving stock options. We believe it is important for companies to document the race and gender composition of their workforces through EEO-1 disclosures, but we also believe it is important to know how the wealth created by the company is being shared with those who helped create it. We are proud of the accomplishments of Exxon Mobil in moving women and people of color into positions of greater responsibility and leadership. In requesting this report, we wish to be sure that all of Exxon Mobil's employees receive wealth-creating opportunities that fairly reflect their role and contribution to the Company. We believe this report will help us as investors assure that there is no equity compensation glass ceiling at Exxon Mobil that might create future liabilities for the Company and its shareholders.

According to the Federal Reserve's Survey of Consumer Finance, the racial wealth gap in America continues to widen. There are many causes for this, corporate pay practices being one. The highest levels of executive pay in corporate America, and at Exxon Mobil, go almost exclusively to white men. If Exxon Mobil is to achieve its stated objective of creating a more diverse company, examining its pay practices from a variety of perspectives should be an important part of our Company's diversity commitment.

Please vote FOR this resolution.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 18, 2003

Ms. Gwendolyn Cleo Whitehead Brewer
3304 West Sierra Drive
Westlake Village, CA 91362

Dear Ms. Brewer:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Jennifer Ladd concerning an equity compensation glass ceiling report in connection with ExxonMobil's 2004 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that Jennifer Ladd will be the sponsor of this proposal. Attached is a copy of our letter to Jennifer Ladd acknowledging receipt of this proposal.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility. Note that a statement of eligibility must by provided by the record holder of the securities. **Your response adequately correcting these problems must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.**

Sincerely,

Dave Henry

David G. Henry
Section Head
Shareholder Relations

c: Ms. Jennifer Ladd
Mr. Scott Klinger

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Status: Delivered
Delivered on: Dec 24, 2003 3:37 P.M.
Location: FRONT DOOR
Delivered to: WESTLAKE VILLAGE, CA, US
Shipped or Billed on: Dec 23, 2003

Tracking Number: 1Z 751 05X 01 4593 055 1
Service Type: NEXT DAY AIR

Package Progress:

Date	Time	Location	Activity
Dec 24, 2003	3:37 P.M.	NEWBURY PARK, CA, US	DELIVERY
	3:37 P.M.	NEWBURY PARK, CA, US	UPS INTERNAL ACTIVITY CODI INTERNAL ACTIVITY CODE
	4:26 A.M.	ONTARIO, CA, US	OUT FOR DELIVERY
	4:10 A.M.	ONTARIO, CA, US	ARRIVAL SCAN
	3:23 A.M.	DALLAS/FT. WORTH A/P, TX, US	DEPARTURE SCAN
Dec 23, 2003	11:45 P.M.	DALLAS/FT. WORTH A/P, TX, US	ARRIVAL SCAN
	9:55 P.M.	DALLAS, TX, US	DEPARTURE SCAN
	9:04 P.M.	DALLAS, TX, US	ORIGIN SCAN
	6:05 P.M.	US	BILLING INFORMATION RECEI

Tracking results provided by UPS: Dec 30, 2003 9:52 A.M. Eastern Time (USA)

← Back to Tracking Summary

☐ FEDEX ☑ OTHER UPS OverNight DATE 12/23/03

☐ REGISTERED (INT'L) ☐ CERTIFIED (DOMESTIC) ☐ EXPRESS MAIL ☐ SATURDAY DELIVERY

PROOF OF DELIVERY ☐ YES ☐ NO CHARGE CODE 6401

FROM (NAME/DEPARTMENT) S. DERFACZ EXT. ROOM NO.

ADDRESSED TO

Ms. Gwendolyn Brewer
3304 West Sierra Drive
Westlake Village, CA 91362

CONTACT TELEPHONE

CONTENTS

LETTER/PACKAGE NO. RECEIVED BY (CENTRAL MAILROOM) / DATE & TIME

MAIL RECEIPT 130-209A

Wachovia Securities, Inc.
4550 East Thousand Oaks Boulevard
Suite 100
Westlake Village, CA 91362

Tel 805 494-0021
Fax 805 496-6899
800 336-1244

January 2, 2004

WACHOVIA SECURITIES

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Blvd
Irving Tx 75039

Attn: David G. Henry
Shareholder Relations

Re: Gwen W. Brewer - Exxon Mobil Common Stock

Gentlemen:

This letter will attest to the following in response to your request for proof of eligibility re Exxon Mobil Common Stock ownership.

1. Wachovia Securities is the custodian of Gwen Brewer's assets.

2. Gwen Brewer owns 800 shares of Exxon Mobil common stock.

3. Gwen Brewer has continuously held these shares since prior to December 1, 2002.

Thank you.

Very truly yours,

Richard H. Case
Sr. Vice President
Investment Officer

SHAREHOLDER RELATIONS

JAN 0 2 2004

NO. OF SHARES____________
DISTRIBUTION: PTM; WYW; DGH;
SMD; FLR; REG; JEP; LKB.

Melissa Kohner
225 Race Street
Philadelphia, PA 19106

RECEIVED
DEC 1 8 2003
P.T. MULVA
pm

December 11, 2003

Mr. Patrick T. Mulva
Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, Texas 75039-2298

SHAREHOLDER RELATIONS
DEC 1 8 2003
NO. OF SHARES__________
DISTRIBUTION: PTM; WYW; DGH; SMD; FLR; REG; JEP; LKB.

Dear Mr. Mulva:

As an Exxon Mobil shareholder, I have followed with great interest our company's workplace diversity initiatives. As a citizen I am concerned that the racial wealth gap in America continues to widen and I believe that corporate compensation practices must come under greater scrutiny to be sure they are free from bias. I would like Exxon Mobil to extend its diversity leadership by publicly disclosing the distribution of stock options and restricted stock by the race and gender of equity compensation recipients (e.g. what portion of options went to white men, white women, African-American men, African-American women and so on.)

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, of **1224** shares of Exxon Mobil common stock, I am submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, the enclosed shareholder proposal. I am acting as a co-filer of this resolution, for which Jennifer Ladd is the lead filer. The proposal asks the Board of Directors to prepare a report on the distribution of 2003 stock options and restricted stock by the race and gender of recipients and to provide background context by commenting on recent trends in the distribution of equity-based compensation by race and gender.

As required by Rule 14a-8 I have held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or our appointed representative will be present at the annual meeting to introduce the proposal.

Please send copies of all correspondence pertaining to this resolution to: Scott Klinger; United for a Fair Economy/Responsible Wealth; 37 Temple Place; Boston, MA 02111, who is assisting me in filing this resolution. United for a Fair Economy, the parent organization of the Responsible Wealth project, is a national non-profit organization working to address economic inequity both legislatively and through shareholder activism.

A commitment from Exxon Mobil to prepare this report would allow this resolution to be withdrawn. I believe that this proposal is in the best interest of Exxon Mobil and its shareholders.

Sincerely,

Melissa Kohner

Melissa Kohner

Encl: Shareholder resolution

cc: Scott Klinger, Responsible Wealth

Equity Compensation Glass Ceiling Report

WHEREAS,

Commendably, Exxon Mobil is one of hundreds of large companies to publish a diversity report, including its EEO-1 workforce diversity data, that allows shareholders and other interested parties to see the Company's progress in creating opportunities for women and people of color.

Employee discrimination suits are on the rise nationwide. These suits are costly to companies and risk damage to a company's reputation. For example, Coca-Cola settled one of the nation's largest racial discrimination suits for $192 million in 2000.

One of the frequent contentions in employee discrimination lawsuits is that employees are compensated differently on the basis of their race and gender. Historically, these cases have rested largely on the payment of salaries and bonuses, but we believe that in the future, employees will look more closely at corporate wealth distributed in the form of stock options. Stock options have allowed employees to share in tens of billions of dollars of wealth that they have collectively created.

RESOLVED,

The Board shall prepare a report documenting the distribution of 2003 equity compensation by race and gender of the recipient of the stock options and restricted stock awards. The report shall also discuss recent trends in equity compensation distribution to women and employees of color. The report, prepared at reasonable cost and omitting proprietary information, shall be available to shareholders, upon request, no later than four months after the 2004 annual meeting.

SUPPORTING STATEMENT

Stock options have generated enormous wealth over the last decade. With that wealth comes increased opportunity and security for the employees receiving stock options. We believe it is important for companies to document the race and gender composition of their workforces through EEO-1 disclosures, but we also believe it is important to know how the wealth created by the company is being shared with those who helped create it. We are proud of the accomplishments of Exxon Mobil in moving women and people of color into positions of greater responsibility and leadership. In requesting this report, we wish to be sure that all of Exxon Mobil's employees receive wealth-creating opportunities that fairly reflect their role and contribution to the Company. We believe this report will help us as investors assure that there is no equity compensation glass ceiling at Exxon Mobil that might create future liabilities for the Company and its shareholders.

According to the Federal Reserve's Survey of Consumer Finance, the racial wealth gap in America continues to widen. There are many causes for this, corporate pay practices being one. The highest levels of executive pay in corporate America, and at Exxon Mobil, go almost exclusively to white men. If Exxon Mobil is to achieve its stated objective of creating a more diverse company, examining its pay practices from a variety of perspectives should be an important part of our Company's diversity commitment.

Please vote FOR this resolution.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 19, 2003

VIA UPS - OVERNIGHT DELIVERY

Ms. Melissa Kohner
225 Race Street
Philadelphia, PA 19106

Dear Ms. Kohner:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Jennifer Ladd concerning an equity compensation glass ceiling report in connection with ExxonMobil's 2004 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that Jennifer Ladd will be the sponsor of this proposal. Enclosed is a copy of our letter to Jennifer Ladd acknowledging receipt of this proposal.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility. Note that a statement of eligibility must by provided by the record holder of the securities. **Your response adequately correcting these problems must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.**

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Ms. Jennifer Ladd
Mr. Scott Klinger

Enclosures



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Status:	Delivered
Delivered on:	Dec 22, 2003 9:53 A.M.
Signed by:	KOHNER
Location:	RESIDENTIAL
Delivered to:	PHILADELPHIA, PA, US
Shipped or Billed on:	Dec 19, 2003
Tracking Number:	1Z 751 05X 01 4480 147 9
Service Type:	NEXT DAY AIR
Weight:	.20 Lb

Package Progress:

Date	Time	Location	Activity
Dec 22, 2003	9:53 A.M.	PHILADELPHIA, PA, US	DELIVERY
	2:32 A.M.	PHILADELPHIA, PA, US	OUT FOR DELIVERY
Dec 21, 2003	11:30 P.M.	PHILADELPHIA, PA, US	ARRIVAL SCAN
	4:33 P.M.	PHILADELPHIA, PA, US	DEPARTURE SCAN
Dec 20, 2003	7:16 A.M.	PHILADELPHIA, PA, US	ARRIVAL SCAN
	5:29 A.M.	LOUISVILLE, KY, US	DEPARTURE SCAN
	1:25 A.M.	LOUISVILLE, KY, US	ARRIVAL SCAN
Dec 19, 2003	10:30 P.M.	DALLAS/FT. WORTH A/P, TX, US	DEPARTURE SCAN
	9:46 P.M.	DALLAS/FT. WORTH A/P, TX, US	ARRIVAL SCAN
	8:17 P.M.	DALLAS, TX, US	ORIGIN SCAN
	6:14 P.M.	US	BILLING INFORMATION RECEI

Tracking results provided by UPS: Dec 30, 2003 9:53 A.M. Eastern Time (USA)

☐ FEDEX ☐ OTHER UPS ON DATE

☐ REGISTERED (INT'L) ☐ CERTIFIED (DOMESTIC) ☐ EXPRESS MAIL ☐ SATURDAY DELIVERY

PROOF OF DELIVERY ☐ YES ☐ NO CHARGE CODE 6401

FROM (NAME/DEPARTMENT) [signature] EXT. ROOM NO.

ADDRESSED TO

Ms. Melissa Kohner
225 Race Street
Philadelphia, PA 19106

CONTACT

ONTENTS

ETTER/PACKAGE NO. RECEIVED BY (CENTRAL MAILROOM) / DATE & TIME

IAIL RECEIPT 130-209A

12/30/03

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Status: Delivered
Delivered on: Dec 24, 2003 9:59 A.M.
Signed by: KHNER
Location: RECEPTION
Delivered to: PHILADELPHIA, PA, US
Shipped or Billed on: Dec 23, 2003

Tracking Number: 1Z 751 05X 01 4393 496 2
Service Type: NEXT DAY AIR

Package Progress:

Date	Time	Location	Activity
Dec 24, 2003	9:59 A.M.	PHILADELPHIA, PA, US	DELIVERY
	5:53 A.M.	PHILADELPHIA, PA, US	ARRIVAL SCAN
	4:31 A.M.	LOUISVILLE, KY, US	DEPARTURE SCAN
	12:57 A.M.	LOUISVILLE, KY, US	ARRIVAL SCAN
Dec 23, 2003	10:00 P.M.	DALLAS/FT. WORTH A/P, TX, US	DEPARTURE SCAN
	8:38 P.M.	DALLAS/FT. WORTH A/P, TX, US	ARRIVAL SCAN
	8:11 P.M.	DALLAS, TX, US	DEPARTURE SCAN
	6:37 P.M.	DALLAS, TX, US	ORIGIN SCAN
	6:05 P.M.	US	BILLING INFORMATION RECEI

Tracking results provided by UPS: Dec 30, 2003 9:49 A.M. Eastern Time (USA)

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☐ FEDEX ☑ OTHER USP OVERNIGHT DATE 12/23/03

☐ REGISTERED (INT'L) ☐ CERTIFIED (DOMESTIC) ☐ EXPRESS MAIL ☐ SATURDAY DELIVERY

PROOF OF DELIVERY ☐ YES ☐ NO CHARGE CODE 6407

FROM (NAME/DEPARTMENT) S. DERKACZ EXT. ROOM NO.

ADDRESSED TO

Ms. Melissa Kohner
225 Race Street
Philadelphia PA 19106

CONTACT TELEPHONE

CONTENTS

LETTER/PACKAGE NO. RECEIVED BY (CENTRAL MAILROOM) / DATE & TIME

MAIL RECEIPT 130-209A

12/30/03

WELLS FARGO

December 30, 2003

Mr. David Henry
VIA FAX 972-444-1505
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Wells Fargo Bank, N.A. acts as custodian for the assets of Melissa Kohner. We have continuously held 1,224 shares of Exxon Mobil Corporation common stock on behalf of Melissa Kohner since prior to December 1, 2002.

Sincerely,

Roxann M. Deutch

Roxann M. Deutch
Assistant Vice President

C: Melissa Kohner

SHAREHOLDER RELATIONS

DEC 31 2003

NO. OF SHARES__________
DISTRIBUTION: PTM; WYW; DGH; SMD; FLR; REG; JEP; LKB.

CAROL MASTER • 199 COOLIDGE AVENUE #107 • WATERTOWN, MA 02472

TELEPHONE: (617) 923-2143 FAX (617) 924-2127

December 11, 2003

RECEIVED
DEC 16 2003
P.T. MULVA

Mr. Patrick T. Mulva
Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, Texas 75039-2298

Dear Mr. Mulva:

As an Exxon Mobil shareholder, I have followed with great interest our company's workplace diversity initiatives. As a citizen I am concerned that the racial wealth gap in America continues to widen and I believe that corporate compensation practices must come under greater scrutiny to be sure they are free from bias. I would like Exxon Mobil to extend its diversity leadership by publicly disclosing the distribution of stock options and restricted stock by the race and gender of equity compensation recipients (e.g. what portion of options went to white men, white women, African-American men, African-American women and so on.)

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, of 229 shares of Exxon Mobil common stock, I am submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, the enclosed shareholder proposal. I am acting as a co-filer of this resolution, for which Jennifer Ladd is the lead filer. The proposal asks the Board of Directors to prepare a report on the distribution of 2003 stock options and restricted stock by the race and gender of recipients and to provide background context by commenting on recent trends in the distribution of equity-based compensation by race and gender.

As required by Rule 14a-8 I have held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or our appointed representative will be present at the annual meeting to introduce the proposal.

Please send copies of all correspondence pertaining to this resolution to: Scott Klinger; United for a Fair Economy/Responsible Wealth; 37 Temple Place; Boston, MA 02111, who is assisting me in filing this resolution. United for a Fair Economy, the parent organization of the Responsible Wealth project, is a national non-profit organization working to address economic inequity both legislatively and through shareholder activism.

A commitment from Exxon Mobil to prepare this report would allow this resolution to be withdrawn. I believe that this proposal is in the best interest of Exxon Mobil and its shareholders.

Sincerely,

Carol Master

Encl: Shareholder resolution

cc: Scott Klinger, Responsible Wealth

SHAREHOLDER RELATIONS
DEC 16 2003
NO. OF SHARES________
DISTRIBUTION: PTM; WYW; DGH; SMD; FLR; REG; JEP; LKB.

Equity Compensation Glass Ceiling Report

WHEREAS,

Commendably, Exxon Mobil is one of hundreds of large companies to publish a diversity report, including its EEO-1 workforce diversity data, that allows shareholders and other interested parties to see the Company's progress in creating opportunities for women and people of color.

Employee discrimination suits are on the rise nationwide. These suits are costly to companies and risk damage to a company's reputation. For example, Coca-Cola settled one of the nation's largest racial discrimination suits for $192 million in 2000.

One of the frequent contentions in employee discrimination lawsuits is that employees are compensated differently on the basis of their race and gender. Historically, these cases have rested largely on the payment of salaries and bonuses, but we believe that in the future, employees will look more closely at corporate wealth distributed in the form of stock options. Stock options have allowed employees to share in tens of billions of dollars of wealth that they have collectively created.

RESOLVED,

The Board shall prepare a report documenting the distribution of 2003 equity compensation by race and gender of the recipient of the stock options and restricted stock awards. The report shall also discuss recent trends in equity compensation distribution to women and employees of color. The report, prepared at reasonable cost and omitting proprietary information, shall be available to shareholders, upon request, no later than four months after the 2004 annual meeting.

SUPPORTING STATEMENT

Stock options have generated enormous wealth over the last decade. With that wealth comes increased opportunity and security for the employees receiving stock options. We believe it is important for companies to document the race and gender composition of their workforces through EEO-1 disclosures, but we also believe it is important to know how the wealth created by the company is being shared with those who helped create it. We are proud of the accomplishments of Exxon Mobil in moving women and people of color into positions of greater responsibility and leadership. In requesting this report, we wish to be sure that all of Exxon Mobil's employees receive wealth-creating opportunities that fairly reflect their role and contribution to the Company. We believe this report will help us as investors assure that there is no equity compensation glass ceiling at Exxon Mobil that might create future liabilities for the Company and its shareholders.

According to the Federal Reserve's Survey of Consumer Finance, the racial wealth gap in America continues to widen. There are many causes for this, corporate pay practices being one. The highest levels of executive pay in corporate America, and at Exxon Mobil, go almost exclusively to white men. If Exxon Mobil is to achieve its stated objective of creating a more diverse company, examining its pay practices from a variety of perspectives should be an important part of our Company's diversity commitment.

Please vote FOR this resolution.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 18, 2003

Ms. Carol Master
199 Coolidge Avenue, #107
Watertown, MA 02472

Dear Ms. Master:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Jennifer Ladd concerning an equity compensation glass ceiling report in connection with ExxonMobil's 2004 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that Jennifer Ladd will be the sponsor of this proposal. Attached is a copy of our letter to Jennifer Ladd acknowledging receipt of this proposal.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility. Note that a statement of eligibility must by provided by the record holder of the securities. **Your response adequately correcting these problems must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.**

Sincerely,

Dave Henry

David G. Henry
Section Head
Shareholder Relations

c: Ms. Jennifer Ladd
Mr. Scott Klinger




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Status:	Delivered
Delivered on:	Dec 24, 2003 9:12 A.M.
Signed by:	PABONE
Location:	OFFICE
Delivered to:	WATERTOWN, MA, US
Shipped or Billed on:	Dec 23, 2003
Tracking Number:	1Z 751 05X 01 4511 457 7
Service Type:	NEXT DAY AIR

Package Progress:

Date	Time	Location	Activity
Dec 24, 2003	9:12 A.M.	WATERTOWN, MA, US	DELIVERY
	8:22 A.M.	WATERTOWN, MA, US	OUT FOR DELIVERY
	7:55 A.M.	WATERTOWN, MA, US	ARRIVAL SCAN
	7:30 A.M.	WATERTOWN, MA, US	DEPARTURE SCAN
	6:54 A.M.	WATERTOWN, MA, US	ARRIVAL SCAN
	3:44 A.M.	ROCKFORD, IL, US	DEPARTURE SCAN
	3:00 A.M.	ROCKFORD, IL, US	DELAY - ARRIVED LATE AT DESTINATION CITY
	12:05 A.M.	ROCKFORD, IL, US	ARRIVAL SCAN
Dec 23, 2003	10:08 P.M.	DALLAS/FT. WORTH A/P, TX, US	DEPARTURE SCAN
	8:38 P.M.	DALLAS/FT. WORTH A/P, TX, US	ARRIVAL SCAN
	8:11 P.M.	DALLAS, TX, US	DEPARTURE SCAN
	6:53 P.M.	DALLAS, TX, US	ORIGIN SCAN
	6:05 P.M.	US	BILLING INFORMATION RECEI

Tracking results provided by UPS: Dec 30, 2003 9:52 A.M. Eastern Time (USA)

☐ FEDEX ☒ OTHER UPS OVERNIGHT DATE 12/23/03

☐ REGISTERED (INT'L) ☐ CERTIFIED (DOMESTIC) ☐ EXPRESS MAIL ☐ SATURDAY DELIVERY

PROOF OF DELIVERY ☐ YES ☐ NO	CHARGE CODE 6401	
FROM (NAME/DEPARTMENT) S. DERKACZ	EXT.	ROOM NO.

ADDRESSED TO

Ms. Carol Master
199 Coolidge Avenue # 107
WATERTOWN, MA 02472

CONTACT	TELEPHONE

CONTENTS

LETTER/PACKAGE NO.	RECEIVED BY (CENTRAL MAILROOM) / DATE & TIME

MAIL RECEIPT 130-209A

12/30/03

A.G. Edwards & Sons, Inc.
INVESTMENTS SINCE 1887

6501 Americas Parkway N.E., Suite 200
Albuquerque, New Mexico 87110
(505) 889-3456
fax (505) 889-3807
toll free (800) 279-5555

January 5th, 2004

David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Henry:

A. G. Edwards, acts as custodian for the assets of Carol Master. We have continuously held 229 shares of Exxon Mobil Corp common stock on behalf of Carol Master prior to December 11th, 2003, for more than one year.

Sincerely,

Janet W Bajan
Vice President Investments
A.G. Edwards

CC: Carol Master
Scott Klinger

SHAREHOLDER RELATIONS
JAN 0 5 2004
NO. OF SHARES
DISTRIBUTION: PTM; WYW; DGH; SMD; FLR; REG; JEP; LKB.

Robert B. Stanfield
29 Ledge Lane
Pipersville, PA 18947

December 14, 2003

RECEIVED
DEC 1 7 2003
P.T. MULVA

Mr. Patrick T. Mulva
Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, Texas 75039-2298

Dear Mr. Mulva:

As an Exxon Mobil shareholder and annuitant, I have followed with great interest our company's workplace diversity initiatives. As a citizen I am concerned that the racial wealth gap in America continues to widen and I believe that corporate compensation practices must come under greater scrutiny to be sure they are free from bias. I would like Exxon Mobil to extend its diversity leadership by publicly disclosing the distribution of stock options and restricted stock by the race and gender of equity compensation recipients (e.g. what portion of options went to white men, white women, African-American men, African-American women and so on.)

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, of **5,000** shares of Exxon Mobil common stock, I am submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, the enclosed shareholder proposal. I am acting as a co-filer of this resolution, for which Jennifer Ladd is the lead filer. The proposal asks the Board of Directors to prepare a report on the distribution of 2003 stock options and restricted stock by the race and gender of recipients and to provide background context by commenting on recent trends in the distribution of equity-based compensation by race and gender.

As required by Rule 14a-8 I have held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or our appointed representative will be present at the annual meeting to introduce the proposal.

Please send copies of all correspondence pertaining to this resolution to: Scott Klinger; United for a Fair Economy/Responsible Wealth; 37 Temple Place; Boston, MA 02111, who is assisting me in filing this resolution. United for a Fair Economy, the parent organization of the Responsible Wealth project, is a national non-profit organization working to address economic inequity both legislatively and through shareholder activism.

A commitment from Exxon Mobil to prepare this report would allow this resolution to be withdrawn. I believe that this proposal is in the best interest of Exxon Mobil and its shareholders.

Sincerely,

Robert B. Stanfield

SHAREHOLDER RELATIONS
DEC 1 7 2003
NO. OF SHARES________
DISTRIBUTION: PTM; WYW; DGH
SMD; FLR; REC; JEP; LKB

Encl: Shareholder resolution

cc: Scott Klinger, Responsible Wealth

Equity Compensation Glass Ceiling Report

WHEREAS,

Commendably, Exxon Mobil is one of hundreds of large companies to publish a diversity report, including its EEO-1 workforce diversity data, that allows shareholders and other interested parties to see the Company's progress in creating opportunities for women and people of color.

Employee discrimination suits are on the rise nationwide. These suits are costly to companies and risk damage to a company's reputation. For example, Coca-Cola settled one of the nation's largest racial discrimination suits for $192 million in 2000.

One of the frequent contentions in employee discrimination lawsuits is that employees are compensated differently on the basis of their race and gender. Historically, these cases have rested largely on the payment of salaries and bonuses, but we believe that in the future, employees will look more closely at corporate wealth distributed in the form of stock options. Stock options have allowed employees to share in tens of billions of dollars of wealth that they have collectively created.

RESOLVED,

The Board shall prepare a report documenting the distribution of 2003 equity compensation by race and gender of the recipient of the stock options and restricted stock awards. The report shall also discuss recent trends in equity compensation distribution to women and employees of color. The report, prepared at reasonable cost and omitting proprietary information, shall be available to shareholders, upon request, no later than four months after the 2004 annual meeting.

SUPPORTING STATEMENT

Stock options have generated enormous wealth over the last decade. With that wealth comes increased opportunity and security for the employees receiving stock options. We believe it is important for companies to document the race and gender composition of their workforces through EEO-1 disclosures, but we also believe it is important to know how the wealth created by the company is being shared with those who helped create it. We are proud of the accomplishments of Exxon Mobil in moving women and people of color into positions of greater responsibility and leadership. In requesting this report, we wish to be sure that all of Exxon Mobil's employees receive wealth-creating opportunities that fairly reflect their role and contribution to the Company. We believe this report will help us as investors assure that there is no equity compensation glass ceiling at Exxon Mobil that might create future liabilities for the Company and its shareholders.

According to the Federal Reserve's Survey of Consumer Finance, the racial wealth gap in America continues to widen. There are many causes for this, corporate pay practices being one. The highest levels of executive pay in corporate America, and at Exxon Mobil, go almost exclusively to white men. If Exxon Mobil is to achieve its stated objective of creating a more diverse company, examining its pay practices from a variety of perspectives should be an important part of our Company's diversity commitment.

Please vote FOR this resolution.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 18, 2003

Mr. Robert B. Stanfield
29 Ledge Lane
Pipersville, PA 18947

Dear Mr. Stanfield:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Jennifer Ladd concerning an equity compensation glass ceiling report in connection with ExxonMobil's 2004 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that Jennifer Ladd will be the sponsor of this proposal. Attached is a copy of our letter to Jennifer Ladd acknowledging receipt of this proposal.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility. Note that a statement of eligibility must by provided by the record holder of the securities. **Your response adequately correcting these problems must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.**

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Ms. Jennifer Ladd
Mr. Scott Klinger

Enclosure



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Status:	Delivered
Delivered on:	Dec 24, 2003 10:21 A.M.
Location:	FRONT DOOR
Delivered to:	PIPERSVILLE, PA, US
Shipped or Billed on:	Dec 23, 2003
Tracking Number:	1Z 751 05X 01 4361 338 0
Service Type:	NEXT DAY AIR

Package Progress:

Date	Time	Location	Activity
Dec 24, 2003	10:21 A.M.	HORSHAM, PA, US	DELIVERY
	10:05 A.M.	HORSHAM, PA, US	DESTINATION SCAN
	7:55 A.M.	HORSHAM, PA, US	ARRIVAL SCAN
	6:52 A.M.	PHILADELPHIA, PA, US	DEPARTURE SCAN
	5:53 A.M.	PHILADELPHIA, PA, US	ARRIVAL SCAN
	4:31 A.M.	LOUISVILLE, KY, US	DEPARTURE SCAN
	12:57 A.M.	LOUISVILLE, KY, US	ARRIVAL SCAN
Dec 23, 2003	10:00 P.M.	DALLAS/FT. WORTH A/P, TX, US	DEPARTURE SCAN
	9:13 P.M.	DALLAS/FT. WORTH A/P, TX, US	ARRIVAL SCAN
	8:42 P.M.	DALLAS, TX, US	DEPARTURE SCAN
	7:03 P.M.	DALLAS, TX, US	ORIGIN SCAN
	6:05 P.M.	US	BILLING INFORMATION RECEI

Tracking results provided by UPS: Dec 30, 2003 9:49 A.M. Eastern Time (USA)

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☐ FEDEX ☑ OTHER UPS Overnight DATE 12/23/03

☐ REGISTERED (INT'L) ☐ CERTIFIED (DOMESTIC) ☐ EXPRESS MAIL ☐ SATURDAY DELIVERY

PROOF OF DELIVERY ☑ YES ☐ NO	CHARGE CODE 6401	
FROM (NAME/DEPARTMENT) S. Derfacz	EXT.	ROOM NO.

ADDRESSED TO

Mr. Robert B. Stanfield
29 Ledge Lane
Pipersville, PA 18947

CONTACT | TELEPHONE

CONTENTS

LETTER/PACKAGE NO. | RECEIVED BY (CENTRAL MAILROOM) / DATE & TIME

MAIL RECEIPT 130-209A

12/30/03

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

February 6, 2004

RECEIVED
2004 FEB -9 PM 12:29
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA Network Courier

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Equity Compensation Report

Gentlemen and Ladies:

This letter responds to the letter dated February 2, 2004, from Mr. Scott Klinger on behalf of the proponents for the shareholder proposal referenced above. The proposal is the subject of a no-action letter request submitted by ExxonMobil dated January 19, 2004. To the extent this letter raises legal issues, it is my opinion as counsel for ExxonMobil.

We reiterate our belief that the proposal may be omitted under Rule 14a-8(i)(7) for the reasons explained in our original January 19 letter. We also wish to respond to the proponents' offer to amend their proposal. We do not believe the proponents should be allowed to cure substantive defects under Rules 14a-8(i)(3) and (6) by substituting what is in effect a new proposal for their original proposal.

Specifically, the amendment would change the proposal from a request for a report on ExxonMobil's global equity compensation policies to a request for a report dealing solely with equity compensation in the United States. As noted in our original letter, employment and equal opportunity issues differ greatly from country to country. It is for that reason in part that we believe the original proposal is impermissibly vague and indefinite. To shift the proposal from global employment policies to U.S.-only employment policies represents a substantial change. The amended proposal should therefore be considered a new proposal which may be omitted from our proxy material under Rule 14a-8(e) (since the new proposal is being submitted well after the December 18, 2003, deadline for shareholder proposals for our 2004 annual meeting) and Rule 14a-8(c) (since the proponent has already submitted one proposal for the same annual meeting).

Lastly, we wish to note for the record that we have called and emailed Mr. Klinger a number of times over the past month to arrange a conference call to discuss the proponents' concerns. To date, he has either not returned our calls or been unavailable.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter. A copy of this letter is being sent to the proponent, the proponent's representative, and each co-sponsor.

Sincerely,

James Earl Parsons

James Earl Parsons

JEP/dll
Enclosures

cc: Distribution List

Distribution List for 2004 ExxonMobil Shareholder Proposal Regarding Equity Compensation Report

Proponent:
Jennifer Ladd
245 Main Street, Suite 207
Northampton, MA 01060

Proponent Representative:
Scott Klinger
United for a Fair Economy/Responsible Wealth
37 Temple Place
Boston, MA 02111

Co-sponsors:
Mr. Michael C. Bleiwess
45 Washington Street, Unit 45
Methuen, MA 01844

Ms. Gwendolyn Cleo Whitehead Brewer
3304 West Sierra Drive
Westlake Village, CA 91362

Ms. Melissa Kohner
225 Race Street
Philadelphia, PA 19106

Ms. Carol Master
199 Coolidge Avenue, #107
Watertown, MA 02472

Mr. Robert B. Stanfield
29 Ledge Lane
Pipersville, PA 18947

RESPONSIBLE WEALTH
37 Temple Place, 2nd Floor, Boston, Massachusetts 02111 | Tel: 617 423 2148 | Fax: 617 423 0191 | www.responsiblewealth.org | info@responsiblewealth.org

February 2, 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Exxon Mobil Corporation "no-action" request dated January 19, 2004 concerning shareholder proposal seeking report on stock option distribution by the race and gender of option recipients.

Ladies and Gentlemen:

In its letter of January 19, 2004, Exxon Mobil Corporation (the"Company') indicated its intention to omit a shareholder resolution submitted by Jennifer Ladd and five other shareholders (collectively, the "Proponents"). This letter is submitted on behalf of the collective Proponents.

The Proposal asks the Company to prepare a report outlining the distribution of stock options by the race and gender of the option recipients. In addition the Proposal asks the Company to comment on recent trends in the distribution of options by race and gender.

The Company believes the Proposal violates Rule 14a-8(i)(7) (the "ordinary business" exclusion). In its letter, the Company argues that the Proposal concerns general compensation matters, and cites precedents supporting why such matters are excludable. The Company also raises concerns about how to implement such a proposal given the international focus of its operations.

Does the Proposal deal primarily with matters of general compensation?

The Proponents believe that the Proposal is a matter of social policy, specifically social policy dealing with the issue of corporate diversity. The Commission has broadly established precedents allowing shareholders to vote on such things as the public disclosure of EEO-1 data. This Proposal is an extension of such disclosures.

The Proponents acknowledge that the Proposal does deal with matters of general employee compensation, but only in order to serve the higher purpose of insuring that sound social policy is carried out. The Proposal takes a step beyond the already permitted EEO-1 shareholder proposals, to ascertain whether the job advancements for women and minorities revealed in the EEO-1 forms are also translating into improved financial remuneration of employees.

In general, US corporations concentrate stock options in higher level jobs with greater responsibilities. The intent of the Proposal is two-fold. First to provide additional data to EEO-1 forms to ascertain whether the advancement of women and members of racial minority groups are not just being rewarded with a job title, but with real compensation as befits their responsibilities. Second, the Proposal seeks to provide additional information to shareholders about the financial risks they may be incurring in a climate of heightened employment wage discrimination suits.

Because the Proponents believe this Proposal is, first and foremost, a matter of social policy, rather than general employee compensation, the Proponents do not believe that the precedents cited by the Company are valid in this matter. This is a new resolution for the Commission for which the Proponents believe there is no clear precedent. The question is whether this Proposal is viewed as an extension of permissible EEO-1 disclosure requests.

Is the Proposal vague and indefinite and beyond the Company's legal power to implement?

The Proponent's acknowledge the Company's concerns as valid. The Company is correct in its assessment that the Proposal offers a US-centered perspective. The Proponents wish the Company had raised this concern in dialogue with the Proponents, who would have been happy to amend the Proposal to address these concerns.

In order to address the Company's concerns, the Proponents propose amending the following sections of the Proposal as follows (changes underlined):

> RESOLVED,
>
> The Board shall prepare a report documenting the distribution of 2003 equity compensation of U.S.-based employees by race and gender of the recipient of the stock options and restricted stock awards. The report shall also discuss recent trends in equity compensation distribution to U.S.-based ~~women~~ female employees and employees of color. The report, prepared at reasonable cost and omitting proprietary information, shall be available to shareholders, upon request, no later than four months after the 2004 annual meeting.
>
> SUPPORTING STATEMENT
>
> Stock options have generated enormous wealth over the last decade. With that wealth comes increased opportunity and

security for the employees receiving stock options. We believe it is important for companies to document the race and gender composition of their workforces through EEO-1 disclosures, but we also believe it is important to know how the wealth created by the company is being shared with those who helped create it. We are proud of the accomplishments of Exxon Mobil in moving women and people of color in its U.S. workforce into positions of greater responsibility and leadership. In requesting this report, we wish to be sure that all of Exxon Mobil's U.S. employees receive wealth-creating opportunities that fairly reflect their role and contribution to the Company. We believe this report will help us as investors assure that there is no equity compensation glass ceiling within Exxon Mobil's U.S. operations that might create future liabilities for the Company and its shareholders.

According to the Federal Reserve's Survey of Consumer Finance, the racial wealth gap in America continues to widen. There are many causes for this, corporate pay practices being one. The highest levels of executive pay in corporate America, and at Exxon Mobil, go almost exclusively to white men. If Exxon Mobil is to achieve its stated objective of creating a more diverse company, examining its pay practices from a variety of perspectives should be an important part of our Company's diversity commitment.

Please vote FOR this resolution.

Conclusion

The Proponents ask the Commission to concur that the Proposal is a matter of social policy and that the Company's petition for "no-action" relief on this basis, be denied. The Proponents also ask the Commission to accept the proposed amendments to the Proposal to address the Company's concerns about vagueness and legal barriers to implementation. If the Commission deems these proposed amendments to be insufficient, the Proponents are willing to further amend the Proposal in line with the guidance of Commission Staff.

In accordance with Rule 14-8(j) please find six copies of this letter enclosed. A copy of this letter has been simultaneously sent to James Earl Parsons, Counsel of the Company.

Thank you for your consideration.

Sincerely,

Scott Klinger
Co-Director, Responsible Wealth
On behalf of the Proponents

Cc: James Earl Parsons, Exxon Mobil Corporation
Jennifer Ladd
Michael Bleiweiss
Gwendolyn Brewer
Melissa Kohner
Carol Master
Robert B. Stanfield

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 1, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 19, 2004

The original proposal requests that the board prepare a report that documents the distribution of 2003 stock options by the recipient's race and gender and discusses recent trends in stock options granted to women and employees of color. The revised proposal requests that the board prepare a report that documents the distribution of 2003 stock options by the recipient's race and gender of U.S.-based employees and discusses recent trends in stock options granted to U.S.-based female and employees of color.

We are unable to conclude that ExxonMobil has met its burden of establishing that the original proposal would violate applicable foreign law. Accordingly, we do not believe that ExxonMobil may omit the original proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

We are unable to concur in your view that ExxonMobil may exclude the original proposal under rule 14a-8(i)(3). Accordingly, we do not believe that ExxonMobil may omit the original proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that ExxonMobil may exclude the original proposal under rule 14a-8(i)(7). Accordingly, we do not believe that ExxonMobil may omit the original proposal from its proxy materials in reliance upon rule 14a-8(i)(7).

There appears to be some basis for your view that ExxonMobil may exclude the revised proposal under rule 14a-8(e)(2) because ExxonMobil received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if ExxonMobil omits the revised proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

John J. Mahon
Attorney-Advisor